

STAKEHAUL

Email: feedback@stakehaul.com

Website: www.stakehaul.com



Team

- Jeff Lippert - Founder & CEO
  - Seven years of large-scale data analysis and project management experience
  - Graduated from UW-Madison in 2009 with a BA in Economics
  - Sports and gaming enthusiast who likes to wager with friends

- Sapphire Apps - Marketing Team
  - Leverages influencer marketing strategies (100M+ reach) and app store optimization strategies to help brands reach their potential

- SourcePad - Tech Team
  - Built sites or apps for 120+ startups, including those backed by Google Ventures, Peter Thiel, Ashton Kutcher (total raise > $100 million)
  - SourcePad client companies were acquired, by Time Inc, Calvin Klein (PVH), and Twitter, the last for $30 million





Background

- As a sports enthusiast, Jeff grew up wagering with friends
- Betting, especially on sports, is a common behavior
  - ⅓ of Americans bet on sports
  - ⅔ of college students bet on sports
  - (97% informally)

Problem

- You can't challenge your friends if you're not in the same location (social media world)

- Friendly wagers via text are time-consuming and clunky

- Cumbersome to manually track and keep record of wagers won

- Existing apps: not fun and social, more hardcore betting

- Besides sports, no way to do other wagers, e-sports, etc.



Challenge

Social

STAKEHAUL





Sample News Feed / Placing A Bet







●●●○○ AT&T 7:04 PM 84%
STAKE FEED
CHALLENGE BY
herald1 user1
CHALLENGE
herald challenge 27
STAKE
$25
NO. OF STAKE VIEWS
3
NO. OF STAKE POSTS
3
TEAM 1
TEAM 2
FEED
CHALLENGES
FRIENDS
ACCOUNT
●●●○○ AT&T 7:03 PM 85%
NEW CHALLENGE
CANCEL
STAKE VALUE
$ 10
DATE OF CHALLENGE
Jun 01 2016 @ 04:00 PM
DEADLINE TO ACCEPT
May 31 2016 @ 08:00 PM
TEAM BATTLE
Add friends to challenge

Solution



Previous

STAKEHAUL

Starting the Challenge
Not worth creating a challenge unless you're together



StakeHaul Platform
Take photos and videos of the challenge in real time

Declaring A Winner
Some challenges do not have clear winners in the eyes of the participants



Judges
StakeHaul allows each challenge to have 3rd party judges oversee challenge

Loser Fulfilling Challenge
Losers of challenges not owning up to what they owe



Payment Processing
In app auto-payment processing (post-beta version)





Competitors

	Fun & Social	Easy to Use	All Situations (in person, not, etc.)
STAKEHAUL	✅	✅	✅
Hardcore Betting Apps (Gentleman's Bet, BaitApp, online casino apps, etc.)	❌	✅	✅
Non-app solutions (Texting, Email, Spreadsheets)	✅	❌	❌
Traditional In person friendly wagers	✅	✅	❌





Traction to Date

Beta Launch

- Ranked #1 on the App Store for social betting apps
- Ranked in the top five on the App Store for all betting apps
- Over 250 five-star ratings
- 18% conversion rate
- 12% month-over-month organic growth rate



Appendix





Revenue Opportunity

- In 2016, an estimated Americans placed around $155B in bets on U.S. sports outside of Nevada
  - Estimated to be $500B annually on worldwide sports
  - Estimated $88B bet on the NFL and college football
- Commissioners from the four major sports leagues are open to legalized sports betting
- 65% of football fans believe legalized sports betting will either strengthen the integrity of the game or have no negative impact on game outcomes
- 72% of sports fans want sports betting to be legalized
- Recreational betting is legal in most states
  - Betting on games of skill





Marketing Plan

Target Market

- 18 – 35 year olds with a competitive edge looking to challenge their friends and be recognized on social media
- Marketing departments of companies looking for new, exciting ways of promotion

Sapphire Apps

- Working with a marketing firm to help with App Store search optimization

Social / Guerrilla

- Social media campaigns
- Brand ambassadors
- Podcast sponsorship (free)





One Year Plan

3 Months   6 Months   **9 Months   12 Months**

- Work with Sapphire Apps
- Guerilla marketing
- Finish Android version of app
- Retool web page to allow wagers
- Obtain first angel investment
- Implement payment system in app

- Implement formalized sports betting option
- Implement public polling/betting feature to build active user community
- Finalize revenue-generating options
- Look into Series A round of funding





Current Status / Forward Progress

- Current Status:
    - MVP iOS app built and live in the app store
    - App Store ranking success
    - MVP Android in progress

- Next Steps
    - Obtain initial investment to add in key features and marketing promotion through Sapphire Apps and internal team
    - Jeff goes full time in StakeHaul after first round of funding





Thank You
For Your Attention